

July 10, 2012

Via e-mail
Mark S. Frey
Chief Financial Officer
Fairchild Semiconductor International Inc.
3030 Orchard Parkway
San Jose, California 95134

> Re: **Fairchild Semiconductor International Inc.
> Form 10-K for the fiscal year ended December 25, 2011
> Filed February 23, 2012
> Form 10-Q for the quarter ended April 1, 2012
> Filed May 11, 2012
> File No. 001-15181**

Dear Mr. Frey:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended April 1, 2012

Consolidated Financial Statements

Note 2. Financial Statement Details, page 8

1. We see that you adjusted the depreciable life for certain machinery and equipment and molds and tooling equipment during the first quarter of 2012, which resulted in a net reduction to depreciation expense for the quarter of $4.0 million. In future filings please include enhanced disclosure about why the useful life assumptions were changed, including the significant judgments and assumptions considered. In addition, please include the disclosures required by FASB ASC 250-10-50-4, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief